April 14, 2023

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Dorrie Yale and Isabel Rivera
Division of Corporation Finance
Office of Real Estate & Construction

Re:	Ault Disruptive Technologies Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 3, 2023
File No. 001-41171

Ladies and Gentlemen:

On behalf of Ault Disruptive Technologies Corporation, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission one complete copy of Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Preliminary Proxy Statement responds to the comments received from the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 3, 2023, as further discussed below.

To facilitate the Staff’s review, the Staff’s comment contained in the Staff’s letter dated April 10, 2023 is reproduced before the Company’s response thereto. All page numbers referred to in the response to the Staff’s comment correspond to the page numbers of the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed April 3, 2023

General

1.	We note your letter dated January 12, 2023, in response to a comment letter, dated December 12, 2022, relating to your Form 10-K for the year ended December 31, 2021, where you provided proposed disclosure stating that the sponsor has substantial ties to one non-U.S. person and discussing the accompanying risks of such ties with respect to a potential initial business combination being subject to review by the Committee on Foreign Investment in the United States (CFIUS). Please revise your disclosure in the preliminary proxy statement to include the disclosure proposed in your January 12, 2023 response letter.

Response: The Company has revised its disclosure on page 12 of the Preliminary Proxy Statement to include the disclosure proposed in the Company’s January 12, 2023 response letter.

* * *

The Company hereby acknowledges that the Company may not assert Staff comments and the completion of review of the Preliminary Proxy Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, including the Investment Company Act of 1940.

In addition, the Preliminary Proxy Statement has been revised to respond to certain verbal comments from the Staff and to provide additional updated information.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Henry C.W. Nisser, the President and General Counsel of the Company (tel.: (646) 650-5044), or to the undersigned (tel.: (212) 451-2252).

Very truly yours,

/s/ Kenneth Schlesinger
Kenneth Schlesinger

cc:	Henry C.W. Nisser, Esq.
Spencer G. Feldman, Esq.